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                             Bingham McCutchen LLP
                              One Federal Street
                          Boston, Massachusetts 02110

                                                               October 20, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

    Re:Pioneer Series Trust IV
       Post-Effective Amendment No. 15 to the Registration Statement on Form
       N-1A
       (File Nos. 333-126384; 811-21781)

       Pioneer Short Term Income Fund
       Post-Effective Amendment No. 18 to the Registration Statement on Form
       N-1A
       (File Nos. 333-114423; 811-21558)

Ladies and Gentlemen:

   Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), please accept this letter as a request for the Commission's consent to the withdrawal of Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A of Pioneer Series Trust IV (Accession
No. 0001306349-14-000008) and Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of Pioneer Short Term Income Fund (Accession No. 00002766776-14-000109), each of which was filed on October 6, 2014. The purpose of the Amendment to the Registration Statement of Pioneer Series Trust IV was to establish Class K shares and Class R shares of Pioneer Multi-Asset Income Fund, a series of the Registrant. The purpose of the Amendment to the Registration Statement of Pioneer Short Term Income Fund was to establish Class K shares of the Registrant. No securities have been sold in connection with either Amendment.

   On September 26, 2014, each Registrant submitted a request to the Staff of the Commission under Rule 485(b)(1)(vii) to file a post-effective amendment to its Registration Statement pursuant to Rule 485(b) to establish Class K shares and Class R shares, as applicable. The Staff approved each Registrant's request on October 20, 2014. As discussed with the Staff, in accordance with the Staff's approval of the Registrants' Rule 485(b)(1)(vii) request, Pioneer Series Trust IV intends to file a post-effective amendment to its Registration Statement pursuant to Rule 485(b) to establish Class K shares and Class R shares of Pioneer Multi-Asset Income Fund and Pioneer Short Term Income Fund intends to file a post-effective amendment to its Registration Statement pursuant to Rule 485(b) to establish Class K shares of Pioneer Short Term Income Fund.

   Thus, Pioneer Series Trust IV hereby requests that an order be issued granting its request for the withdrawal of Post-Effective Amendment No. 15 to its Registration Statement on Form N-1A as soon as is practicable, and Pioneer Short Term Income Fund hereby requests that an order be issued granting its

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request for the withdrawal of Post-Effective Amendment No. 18 to its
Registration Statement on Form N-1A as soon as is practicable.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy B. Kantrowitz

                                                  Jeremy B. Kantrowitz